FORM 10-C


Securities and Exchange Commission
Washington, DC  20549


Report by issuer of securities quoted on The Nasdaq Stock Market, filed pursuant to Section 13 or 15(d) of the Securities Exchange
Act of 1934 and Rule 13a-17 or 15d-17 thereunder.


Exact Name of Issuer as Specified in Charter:  Duramed
Pharmaceuticals, Inc.

Address of Principal Executive Offices:  7155 East Kemper Road,
Cincinnati, Ohio  45249

Issuer's Telephone Number (Including Area Code):  (513) 731-9900


I.   Change in Number of Shares Outstanding

Indicate any change (increase or decrease) of five percent or more in the number of shares outstanding:

1.  Title of security:  Common Stock, $.01 par value

2.  Number of shares outstanding before the change:  8,081,580
    (as of February 9, 1996)

3.  Number of shares outstanding after the change:

4.  Effective date of change:  February 23, 1996

5.  Method of change:

Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.): shares issued upon conversion of a portion of the issuer's outstanding 8% Cumulative Convertible Preferred
Stock, Series C

Give brief decscription of transaction:


II.  Change in Name of Issuer:  not applicable

1.  Name prior to change:

2.  Name after change:

3.  Effective date of charter amendment changing name:

4.  Date of shareholder approval of change, if required:


3/1/96    /s/ Timothy J. Holt, Sr. V.P. - Finance & Admin.
Date      Officer's Signature and Title